Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 8 DATED DECEMBER 18, 2013
TO THE PROSPECTUS DATED AUGUST 26, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 26, 2013, Supplement No. 6 dated November 15, 2013, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 7 dated December 2, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	a recent real property investment; and
(3)	a cap on our general and administrative expenses that our advisor has stated it will continue for the three months ending March 31, 2014.
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. As of December 17, 2013, we had accepted investors’ subscriptions for, and issued, approximately 4.1 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $65.1 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of December 17, 2013; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Recent Real Property Investment
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus.
Description of Real Estate Investment
We acquired one property on December 11, 2013, which is listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
Lowe’s — Fremont, OH	Home and Garden	1	Lowe’s Companies, Inc.	125,357	$9,225,000

The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Investments,” “— Tenant Lease Expirations” and “— Depreciable Tax Basis” beginning on page 86 of the prospectus.
Real Property Investment
 On December 11, 2013, we, through a separate wholly-owned limited liability company, acquired the property listed below through the use of proceeds from our initial public offering and proceeds from our line of credit:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Lowe’s — Fremont, OH	December 11, 2013	1996	$9,225,000	7.04%	6.58%	100%

(1)	Purchase price does not include acquisition related expenses.

(2)
Initial yield is calculated as the effective annualized rental income for the in-place lease at the property divided by the property’s purchase price, plus the cost of any significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition related expenses. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of any significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition related expenses. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the major tenant of the property listed above:

Property	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)	Effective Base Rent per Square Foot (3)		Lease Term (4)
Lowe’s — Fremont, OH	Lowe’s Companies, Inc.	125,357	100%	4/5 yr.	$649,349	$5.18	(5)	12/11/2013	–	2/28/2026

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.

(2)	Represents the number of renewal options and the term of each option.

(3)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.

(4)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. Pursuant to the lease, the tenant is required to pay substantially all operating expenses in addition to base rent.

(5)	The annual base rent under the lease decreases on March 1, 2016 by 5% of the then-current annual base rent.

Depreciable Tax Basis
For federal income tax purposes, the depreciable basis of the acquired property described in this prospectus supplement is estimated, as of December 18, 2013, to be approximately $7.4 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention.
Pursuant to the lease agreement for the property discussed in this prospectus supplement, we are required to complete certain improvements and renovations during the year 2016 for a maximum obligation of $250,000. We currently have no additional plans for any renovations, improvements or development of the property listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Cap on General and Administrative Expenses for the Three Months Ending March 31, 2014
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Compensation” beginning on page 128 of the prospectus.
Our advisor has stated that it will continue the existing expense cap for the three months ending March 31, 2014, whereby it will fund all of our general and administrative expenses that are in excess of an amount calculated by multiplying our average NAV for the three months ending March 31, 2014 by an annualized rate of 1.25% (the “Excess G&A”). General and administrative expenses, as presented in our financial statements prepared in accordance with GAAP, include, but are not limited to, legal fees, audit fees, board of directors costs, professional fees, escrow and trustee fees, insurance, state franchise and income taxes and fees for unused amounts on our line of credit. At our advisor’s discretion, it may fund the Excess G&A through reimbursement to us or payment to third parties on our behalf, but in no event will we be liable to our advisor in future periods for such amounts paid or reimbursed.

3
INAV-SUP-08C